SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:	The Meet Kevin Trust

ADDRESS OF PRINCIPAL BUSINESS OFFICE:	8164 Platinum Street, Ventura,
CA 93004

TELEPHONE NUMBER:	323.305.9544

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:	The Corporation Trust Company
1209 Orange Street
New Castle County
Wilmington, DE 19801

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒ Yes	☐ No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the sole Trustee of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Ventura and State of California on this 9th day of October, 2024.

The Meet Kevin Trust

/s/ Kevin Paffrath
By:	Kevin Paffrath
Sole Trustee

ATTEST:	/s/ Kenneth Traynham

Name:	Kenneth Traynham

Title:	Secretary